Exhibit 99.1

(English Translation of Japanese Press Release for Reference Purposes)

July 6, 2012

To Whom It May Concern,

Corporate Name:	ABC-MART, INC.

Representative:	Minoru Noguchi,

Representative Director and President

(Code No. 2670, First Section of TSE)

Point of Contact:	Jo Kojima,

Director and Management Planning Office Manager

(TEL: 03-3476-5452)

Announcement Regarding Acquisition of LaCrosse

(Acquisition of 100% ownership pursuant to a Friendly Cash Tender Offer)

ABC-MART, INC. (individually, the “Company”, and together with its subsidiaries, collectively, the “Corporate Group”) hereby announces that as of today, the Company agreed with LaCrosse Footwear, Inc. a U.S. corporation listed on NASDAQ and engaged in the business of manufacture and sale of shoe products (its principal office: Oregon, U.S.A.; “LaCrosse”) to acquire the Company of LaCrosse (the “Acquisition”) through the purchase by the Company’s U.S. subsidiary of one hundred percent (100%) shares in LaCrosse by way of a cash tender offer (the “Tender Offer”) followed by the merger of LaCrosse with a U.S. Subsidiary of the Company (the “Merger”), as follows.

In accordance with such agreement, the Company will acquire all issued and outstanding shares of common stock in LaCrosse for approximately USD138 million (or USD20.00 per share) through the Tender Offer to be conducted by the Company’s subsidiary that was newly incorporated in the U.S followed by the Merger. The acquisition is the friendly deal and the boards of directors of the Company and LaCrosse have approved the Acquisition. The consummation of the Acquisition is subject to the satisfaction of certain conditions, including the completion of all procedures required under laws and regulations.

(English Translation of Japanese Press Release for Reference Purposes)

Particulars:

1. Purpose of the Acquisition of LaCrosse

(1)	Circumstances Surrounding the Acquisition

The Company was initially established as a trading company in the business of import of shoes and apparel products, and then transformed itself as the Corporate Group and has expanded its businesses into the wholesale industry by being engaged in the planning and development of private brand products under the brand name of “Hawkins®,” “VANS®,” and others, as well as into the retail industry by operating “ABC-MART” stores that offer selected national brand and other fashionable shoe products.

In the retail market, the Corporate Group has uniquely positioned itself by not only procuring and selling products, but also planning and offering at the optimal timing and prices its own private brand products that meet market needs and were manufactured at overseas factories of our cost-competitive subcontractors.

In addition to those in Japan, the Corporate Group has also actively opened its stores in South Korea and Taiwan, and is currently operating approximately 800 stores in total.

In the medium term, the Corporate Group is aiming to have 1,000 stores domestically, while considering entering into other overseas markets.

(2)	Background that led to the Acquisition

The Corporate Group believes that the offering of products that can attract customers in each market is the key to the success in the global operation of “ABC-MART” stores.

The Corporate Group is also fully aware that in order to offer shoes as fashion items, mere emphasis on the quality and prices of every product is not enough; the brand that covers such product must have its own history.

LaCrosse is a bootmaker having two (2) brands, namely Danner® and LaCrosse®.

Danner® is a brand created by a bootmaker founded in 1932 and built its strong reputation upon technological capabilities by developing outdoor boots using waterproof materials called GORE-TEX® for the first time in the world. Especially, its outdoor and professional-use products have been highly rated as they can withstand harsh environments. Furthermore, its products have long been very popular among Japanese consumers as highly fashionable items.

Meanwhile, LaCrosse is a company established in 1897 as a rubber manufacturer, and commenced the production of rubber boot products in 1906. Although its products sold under the LaCrosse® brand have always been renewed for their high quality, in recent years, they attract more consumers, particularly in Northern Europe, as lifestyle shoes.

(English Translation of Japanese Press Release for Reference Purposes)

Against such backdrop, the Corporate Group desires to globally expand its operation in Asian and other countries, while LaCrosse currently generates a majority of its profits in North America seeks opportunities to enter Asian and European markets besides North American markets. Therefore, the two companies had repeatedly discussed the practicability of forming a business alliance. And, in May 2012, the Corporate Group offered to LaCrosse a provisional proposal for the Acquisition, and eventually agreed with LaCrosse thereupon as of July 6, 2012, Japan time (or July 5, 2012, U.S. time) after going through due diligence procedures and negotiations.

(3)	Significance of the Acquisition

This Acquisition will allow the Corporate Group to add two (2) highly positioned brands - Danner® and LaCrosse® - to its portfolio, and to capitalize on new production bases with high technological capabilities. Further, the Corporate Group will be able to offer new add-value to customers of “ABC-MART” stores by reinforcing the upstream sectors through technological collaboration with our existing subcontractors’ factories in the U.S., Europe, and Asia.

Moreover, the Acquisition will facilitate the establishment of offices of our Corporate Group in North America and Europe, which will help the Corporate Group globally expand its businesses, including the opening of “ABC-MART” stores therein.

2. Outlines of the Acquisition

(1)	Tender Offeror

The Company’s subsidiary newly incorporated for the purpose of the Acquisition (the “SPC”).

The Company incorporated the wholly-owned SPC under the laws of Wisconsin, U.S.A., for the purpose of the Acquisition. After the consummation of the Tender Offer, the SPC will be merged with LaCrosse to cause LaCrosse to become a consolidated subsidiary of the Company.

(2)	Target

LaCrosse Footwear, Inc.

(3)	Class of Stock Subject to the Tender Offer

Common stock

(4)	Purchase Price

USD20.00 per share

(English Translation of Japanese Press Release for Reference Purposes)

The Company decided the purchase price through negotiations with LaCrosse and on the preliminary calculation of the same by using the stock price analysis, similar enterprise comparative analysis, similar transaction comparative analysis and discount cash flow analysis, etc. after analyzing and examining the assets, businesses, future plans and other factors of LaCrosse in a careful manner.

(5)	Funds Required for the Tender Offer

Approximately USD138 million

*	The above is the amount required to purchase all issued and outstanding shares in LaCrosse and cash out all outstanding stock options. The Company has sufficient funds in hand to consummate the Acquisition, and no additional funding is a condition of the Acquisition.

(6)	Tender Offer Period

The tender offer period is expected to be within ten (10) business days after the date on which the agreement upon the Acquisition was reached between the Company and LaCrosse (i.e., July 5, 2012, U.S. western standard time) and will remain open for a minimum period of twenty (20) business days (excluding Saturdays, Sundays, and national holidays in the U.S.).

The Acquisition shall be subject to approval of the supervisory and competition law authorities in the U.S. as well as approval for outward foreign direct investment under the Foreign Exchange and Foreign Trade Act of Japan. If any of the conditions of the Tender Offer fails to be satisfied as agreed, the tender offer period may be extended.

(7)	Minimum Number of Shares Offered to Sell

The SPC is obligated to close the Tender Offer only if the number of shares offered to sell exceeds a majority of all issued and outstanding shares (including dilutive shares of the vested stock options of LaCrosse).

(8)	Change in the Company’s Shareholding Ratio after the Tender Offer

The Company’s shareholding ratio before the Tender Offer: 0%

The Company’s shareholding ratio after the Tender Offer and the Merger: 100% (*)

*	In case that the SPC is able to purchase all shares in LaCrosse by way of the Tender Offer to be conducted by the SPC that was newly incorporated by the Company in the U.S. in accordance with the terms and conditions of the definitive agreement for the Acquisition. If the SPC fails to purchase all shares in LaCrosse by way of the Tender Offer, the Company will conduct after the Tender Offer the Merger where LaCrosse will be the surviving company and a wholly-owned subsidiary of the Company. In such case, the consideration to be paid for the Merger will be USD20.00 per share, as is the case with the purchase price for the Tender Offer.

(English Translation of Japanese Press Release for Reference Purposes)

3. Corporate Profile of LaCrosse

(1) Trade Name:	LaCrosse Footwear, Inc.

(2) Businesses:	Manufacturing, development, and sale of professional-use and outdoor shoes

(3) Year of Incorporation:	1983

(4) Location:	17634 NE Airport Way, Portland, Oregon, U.S.A.

(5) Representative (Title):	Joseph P. Schneider (Chief Executive Officer)

(6) Relationship with the Company:	There exists no matter required to be described herein in connection with the capital, personal and business relationships.

(7) # of Issued and Outstanding Shares:	6,509,562 shares of common stock (as of April 24, 2012)

(8) Fiscal Year End:	End of December

(9) # of Employees:	391 employees (as of March 31, 2012)

(10) Location of Major Offices:	U.S., Canada, Denmark, and PRC

(11) Business Results for Recent Fiscal Years:

		(Unit: USD1,000)

	Fiscal Year Ended December 2009	Fiscal Year Ended December 2010	Fiscal Year Ended December 2011
Shareholders’ equity	65,595	64,448	63,128
Total assets	88,585	97,270	102,435
Net sales	139,152	150,542	131,321
Operating income	8,585	11,430	5,535
Net income before income taxes	8,210	11,191	4,815
Net income	5,510	6,881	3,000
Net income per common share	0.87	1.07	0.46

4. Impacts on the Company’s Business Results

If the Acquisition successfully consummates, LaCrosse will be a consolidated subsidiary of the Company. Its impact on the Company’s business results will be disclosed promptly after the completion of the Tender Offer, as necessary.

(English Translation of Japanese Press Release for Reference Purposes)

5. Notes Regarding Future Prospects

This Press Release includes the information on the future prospects, goals, plans, strategies and other matters of the Company and LaCrosse. Such future information is based on the judgments and assumptions made by using materials currently available for the Company or LaCrosse, and in light of the uncertainty involving such judgments and assumptions and the changeability of their future business operations and other internal or external conditions, could vary significantly from actual business results or developments of the Company and LaCrosse in the future. Therefore, for the purpose of this Press Release, the reference to such future information shall be provided in the expressions such as “we believe,” “we expect,” “we anticipate,” “we plan,” “we intend,” “we suppose,” “we will,” “we forecast,” “in the future,” and others similar to the foregoing, or as explanations on our future “strategies,” “goals,” “plans,” “intentions,” etc. It should be noted that actual results could also differ greatly from the “future information” described in this Press Release due to many factors. The reasons therefor include, but not limited to, (i) risks that any of the regulatory requirements or other conditions necessary for the consummation of the Acquisition may not be satisfied, (ii) the ability of the Company to successfully integrate LaCrosse’s operations and employees, (iii) effects of any change in the legal systems or accounting standards applicable to, or business environments of, the parties to the Acquisition, (iv) challenges that need to be confronted to implement business strategies, (v) effects of the instability of the financial market, and any change in general economic and business conditions, and (vi) other risks associated to the consummation of the Acquisition.

6. Important Additional Information will be filed with the Unites States Securities and Exchange Commission (SEC)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of LaCrosse Footwear common stock described in the press release has not commenced. At the time the tender offer is commenced, ABC-MART will file with the SEC and mail to the LaCrosse Footwear shareholders a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents and LaCrosse Footwear will file with the SEC and mail to its shareholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These materials will contain important information about ABC-MART, LaCrosse Footwear, the Acquisition and other related matters. Investors and securityholders are urged to carefully read each of these documents when they are available. Investors and securityholders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation and Recommendation Statement, and other documents filed with the SEC by ABC-MART and LaCrosse Footwear through the website maintained by the SEC at www.sec.gov.

The End.